ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update – Routine announcements from 18 December 2009 to 4 February 2010

DATE	DETAILS
2 February 2010	Blocklisting Six Monthly Return

1 February 2010	Voting Rights and Capital (Transfer of shares from Treasury and end-month)

21 January 2010	Notification of Directors’ Interests -Scrip Dividend and Dividend Reinvestment:

18 January 2010	Voting Rights and Capital (Transfer of shares out of Treasury)

12 January 2010	Crescent Holdings Gmbh continuing interest at above 4%

12 January 2010	Voting Rights and Capital (Transfer of shares out of Treasury)

7 January 2010	Directors Interests-Share Incentive Plan-monthly update

4 January 2010	Voting Rights and Capital (Transfer of shares out of Treasury – and end month)

31 December 2009	Directors’ Interests- Sharesave Scheme Grant of options- S Lucas

21 December 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

Note: During the period two ‘same day’ National Grid plc Forms 6-k were sent as follows:

4	February 2010: ‘National Grid plc Interim Management Statement for the period 01 October 2009 to 3 February 2010’

20 January 2010: ‘National Grid plc- Scrip Dividend’;

and ‘Trading of Ordinary Shares- Scrip Dividend’

21 December: ‘Postponement of transmission price control review’.